                                    FORM T-3

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                        NUTRITIONAL SOURCING CORPORATION
                               (Name of Applicant)

                                550 Biltmore Way
                                    Suite 900
                           Coral Gables, Florida 33134
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED*

          TITLE OF CLASS                                               AMOUNT

10.125% Senior Secured Notes due 2009                               $90,000,000


Approximate date of proposed public offering: Upon the effective date of the Plan (as defined herein).

Name and address of agent for service:

                                 CT CORPORATION
                            Corporation Trust Center
                               1209 Orange Street
                              Wilmington, DE 19801
                               Phone: 302-658-7581
                             Toll Free: 800-677-3394
                                Fax: 302-655-5049

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.


----------

*In the event the "Alternative Plan Notes" (as defined in the Plan) are issued, the interest rate on the Senior Secured Notes will be increased to 12% per annum, and the principal amount of the Senior Secured Notes will be increased to $125,000,000.

                                     GENERAL
      1.   General information.

      (a)  Form of organization.

           Nutritional Sourcing Corporation is a corporation.

      (b)  State or other sovereign power under the laws of which organized.

                                Name                          State or other jurisdiction of organization
                  --------------------------------            -------------------------------------------
                  Nutritional Sourcing Corporation                              Delaware



      2.   Securities Act exemption applicable.

           The Applicant intends to offer, under the terms and subject to the conditions set forth in a Disclosure Statement (the "Disclosure Statement") and an accompanying Reorganization Plan of Nutritional Sourcing Corporation under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"), each filed as an exhibit hereto, $90,000,000 aggregate principal amount of 10.125% Senior Secured Notes due 2009 (the "New Senior Notes") under an indenture to be qualified hereby (the "Senior Notes Indenture").* The New Senior Notes will be issued in reliance on an exemption from the registration requirements under the Securities Act of 1933, as amended, (the "Securities Act") pursuant to the exemption provided by
Section 1145 of title 11 of the United States Code (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the New Senior Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange are exempt from the registration requirements referred to above. For a more complete description of the New Senior Notes, reference is made to the Senior Notes Indenture.


                                  AFFILIATIONS

      3.  Affiliates.

           An organizational chart of the Applicant, its corporate parents, and the subsidiaries of its immediate corporate parent is attached hereto as Exhibit T3G-1 and is incorporated herein in its entirety by reference. Each subsidiary shown in Exhibit T3G-1 is owned by its parent, unless otherwise noted.

           Certain directors and executive officers of the Applicant may be deemed to be "affiliates" of the Applicant by virtue of their positions with the Applicant. See Item 4, "Directors and Executive Officers."

Parent entity

PXC&M HOLDINGS, INC.                      Owns 100% of Applicant's common stock
                                          (the only issued shares of Applicant).

Subsidiaries of Applicant

PUEBLO INTERNATIONAL, LLC.                100% of its membership units are owned
                                          by Applicant.

PUEBLO ENTERTAINMENT, INC.                100% of its shares are owned by
                                          Applicant.

XTRA MERGER CORPORATION                   100% of its shares are owned by
                                          Applicant.


----------

*In the event the "Alternative Plan Notes" (as defined in the Plan) are issued, the interest rate on the Senior Secured Notes will be increased to 12% per annum, and the principal amount of the Senior Secured Notes will be increased to $125,000,000.

Subsidiaries of Pueblo International, LLC

FLBN CORPORATION (formerly Xtra Super     100% of its shares are owned by Pueblo
Food Centers, Inc.)                       International, LLC.

CARIBAD, INC.                             100% of its shares are owned by Pueblo
                                          International, LLC.

Subsidiaries of FLBN Corporation

ALL TRUCK, INC.                           100% of its shares are owned by FLBN
                                          Corporation.

      The Applicant intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement and the Plan, each filed as an exhibit hereto, the New Senior Notes under the Senior Notes Indenture.

                             MANAGEMENT AND CONTROL

      4.  Directors and executive officers.

          NAME                                      ADDRESS                                    OFFICE
   --------------------               --------------------------------       ----------------------------------------

       DIRECTORS

  William T. Keon, III                 550 Biltmore Way, Suite 900,               Director and Chairman of the
                                       Coral Gables, Florida 33134                      Board of Directors


      Steven Bandel                    550 Biltmore Way, Suite 900,                           Director
                                       Coral Gables, Florida 33134

    Cristina Pieretti                  550 Biltmore Way, Suite 900,                           Director
                                       Coral Gables, Florida 33134

       OFFICERS

   William T. Keon, III                550 Biltmore Way, Suite 900,            President and Chief Executive Officer
                                       Coral Gables, Florida 33134

    Daniel J. O'Leary                 1300 N.W. 22nd Street Pompano               Executive Vice President, Chief
                                          Beach, Florida 33069                  Financial Officer, Chief Accounting
                                                                             Officer, Treasurer and Assistant Secretary

   Fernando J. Bonilla                         PO Box 363288                     Vice President, General Counsel and
                                      San Juan, Puerto Rico 00936-3288                        Secretary


      5.  Principal owners of voting securities.

                              As of April 17, 2003.

                                                                                                        COL. D
         COL. A                               COL. B                      COL. C                     PERCENTAGE OF
    NAME AND COMPLETE                     TITLE OF CLASS                  AMOUNT                   VOTING SECURITIES
     MAILING ADDRESS                          OWNED                       OWNED                          OWNED
   PXC&M Holdings, Inc.                  Shares of common               200 shares                        100%
    550 Biltmore Way,                          stock
 Suite 900, Coral Gables,
      Florida 33134
    (This is the sole
shareholder of Applicant)

      As of the date hereof, 100% of the Applicant's common stock is owned by PXC&M Holdings, Inc., a Delaware corporation. There are no other voting securities of the Applicant. The Plan does not contemplate any changes to the holders of the voting stock of the Applicant.


                                  UNDERWRITERS

      6.  Underwriters.

           None.

                               CAPITAL SECURITIES

      7.  Capitalization.

                              As of April 17, 2003.

                 COL. A                                   COL. B                                    COL. C
             TITLE OF CLASS                         AMOUNT AUTHORIZED                         AMOUNT OUTSTANDING

         Shares of common stock            200 with par value of $.10 per share                      200

      Each share of common stock is entitled to one vote.

                              INDENTURE SECURITIES

      8.  Analysis of indenture provisions.

           The New Senior Notes will be issued under the Senior Notes Indenture to be dated as of the consummation of the Plan and entered into between the Applicant and the trustee thereunder as Trustee (the "Trustee"). The following analysis is not a complete description of the Senior Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Senior Notes Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Applicant has not entered into the Senior Notes Indenture as of the date of this filing, and the terms of the Senior Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Senior Notes Indenture.

           Defaults. An "Event of Default" occurs with respect to the Securities if:

                     (a) the Applicant defaults in the payment of principal of (or premium, if any, on) any Security, when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

                     (b) the Applicant defaults in the payment of interest on any Security, as and when the same becomes due and payable, and such default continues for a period of 30 days;

                     (c) the Applicant defaults in the performance of or breaches any other covenant or agreement of the Applicant in the Senior Notes Indenture, under the Securities or under the Security Pledge and Intercreditor Agreement and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Securities;

                     (d) the Applicant or any Significant Subsidiary fails to make (i) a principal payment of $10 million or more at the final (but not any interim) Stated Maturity of any issue of Indebtedness or (ii) principal payments aggregating $10 million or more at the final (but not any interim) Stated Maturity of more than one issue of Indebtedness and, in the case of clause (i), such defaulted payment shall not have been made, waived or extended within 30 days of the payment default and, in the case of clause (ii), all such defaulted payments shall not have been made, waived or extended within 30 days of the payment default that causes the amount described in clause (ii) to exceed $10 million;

                     (e) there occurs with respect to any Indebtedness of the Applicant or any Significant Subsidiary having an outstanding principal amount, individually or in the aggregate, of $10 million or more, an event of default that has caused the holder or holders thereof, or representatives of such holder or holders, to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration, provided that in the case of any such declaration under the Bank Credit Agreement, such 30-day period shall be inapplicable and an Event of Default hereunder shall be deemed to have occurred hereunder immediately upon such declaration;

                     (f) final judgments or orders (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Applicant or any Significant Subsidiary and shall not be discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order in excess of $10 million individually or that causes the aggregate amount for all such final judgments or orders outstanding against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

                     (g) a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of the Applicant or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Applicant or any Significant Subsidiary or for all or substantially all of the property and assets of the Applicant or any Significant Subsidiary or
           (iii) the winding up or liquidation of the affairs of the Applicant or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

                     (h) the Applicant or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Applicant or any Significant Subsidiary or for all or substantially all of the property and assets of the Applicant or any Significant Subsidiary, or (iii) effects any general assignment for the benefit of creditors; or

                     (i) subject to the provisions of the Senior Notes Indenture and the Security Documents, the Trustee, for the benefit of the Trustee and the Holders, does not have or ceases to have a valid and perfected security interest in the Collateral (subject to Permitted Liens) or any portion thereof, which security interest is second in priority only to the security interest granted under the Bank Credit Agreement and such event continues for five or more consecutive Business Days without remedy.

           A Default under clause (c) is not an Event of Default until the Trustee notifies the Applicant in writing, or the Holders of at least 25% of the principal amount of the Securities outstanding notify the Applicant and the Trustee in writing, of the Default and the Applicant does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default." Such notice shall be given by the Trustee if so requested in writing by the Holders of 25% of the principal amount of the Securities then outstanding.

           The Applicant shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event which constitutes an Event of Default or which with the giving of notice or the lapse of time or both would become an Event of Default under clause (c), (d), (e), (f) or (i) its status and what action the Applicant is taking or proposes to take with respect thereto.

           If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to the Applicant) occurs and is continuing under the Senior Notes Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding, by written notice to the Applicant (and to the Trustee if such notice is given by such Holders (the "Acceleration Notice")), may, and the Trustee at the request of such Holders shall, declare the entire unpaid principal of, premium, if any, and accrued interest on the Securities to be due and payable. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest shall become due and payable on the earlier of (x) an acceleration of Indebtedness under the Bank Credit Agreement and (y) the fifth day following such declaration (but only if the relevant Event of Default continues unremedied). In the event of a declaration of acceleration because an Event of Default set forth in clause
(d) or (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) or (e) shall be remedied or cured by the Applicant or such Restricted Subsidiary or waived by the holders of the Indebtedness referred to in such clause within 60 days after such declaration of acceleration. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Applicant, all unpaid principal of, premium, if any, and accrued interest on the Securities then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Securities, by written notice to the Applicant and to the Trustee, may waive all past Defaults or Events of Default and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default (other than the non-payment of the principal of, premium, if any, and interest on the Securities that have become due solely by such declaration of acceleration) have been cured or waived (subject to Section 5.04) and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

           Authentication and Delivery of the New Senior Notes and Proceeds. Two Officers shall execute the Securities for the Applicant by facsimile or manual signature in the name and on behalf of the Applicant. The seal of the Applicant, if any, shall or may be reproduced on the Securities. If an Officer whose signature is on a Security no longer holds that office at the time the Trustee or authenticating agent authenticates the Security, the Security shall be valid nevertheless. A Security shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the Security. The signature shall be conclusive evidence that the Security has been authenticated under the Senior Notes Indenture. The Trustee or an authenticating agent shall authenticate for original issue Securities in the aggregate principal amount of up to $90,000,000 upon a written order of the Applicant signed by at least one Officer; provided that the Trustee shall receive an Officers' Certificate and an Opinion of Counsel of the Applicant in connection with such authentication of Securities. Such order shall specify the amount of Securities to be authenticated and the date on which the original issue of Securities is to be authenticated. The aggregate principal amount of Securities outstanding at any time may not exceed the amount set forth above except as provided in Sections
2.09 and 2.10 of the Senior Notes Indenture. The Trustee may appoint an authenticating agent to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Senior Notes Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent has the same rights as an Agent to deal with the Applicant or an Affiliate of the Applicant.

           Because the New Senior Notes are being issued in exchange for existing debt, there will be no proceeds from the issuance of the New Senior Notes.

           Release of Collateral. The Applicant will enter into one or more security agreements, pledge agreements, assignments or other similar instruments or documents as shall be necessary in order that the Trustee shall enjoy, for the benefit of the Trustee and the Holders, a lien and security interest in the equity of the first-tier subsidiaries of the Applicant and as described in the definition of "Collateral" in the Senior Notes Indenture, existing on the date of the Senior Notes Indenture or thereafter arising, and wherever located. Concurrently with the execution and delivery of such agreements and other instruments or documents, the Applicant will furnish to the Trustee certain opinions of counsel and other documents and instruments set forth in the Indenture. So long as no Default or Event of Default has occurred and is continuing, upon certain asset sales and dispositions permitted by the Senior Notes Indenture, Collateral which was the subject of such asset sales or other dispositions will be released from the Lien and security created by the Indenture and the Security Documents in accordance with the provisions of the Senior Notes Indenture, the Security Documents and the Trust Indenture Act.

           Satisfaction and Discharge. Except as otherwise provided in Section
7.01 of the Senior Notes Indenture, the Applicant may terminate its obligations under the Securities and the Senior Notes Indenture if:

                     (i) all Securities previously authenticated and delivered (other than destroyed, lost or stolen Securities that have been replaced or Securities that are paid pursuant to Section 3.01 of the Senior Notes Indenture or Securities for whose payment money or securities have theretofore been held in trust and thereafter repaid to the Applicant, as provided in Section 7.05 of the Senior Notes Indenture) have been delivered to the Trustee for cancellation and the Applicant has paid all sums payable by it hereunder; or

                     (ii) (A) the Securities mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (B) the Applicant irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the Holders for that purpose, money or U.S. Government Obligations sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay principal and interest on the Securities to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, (C) no Default or Events of Default with respect to the Securities shall have occurred and be continuing on the date of such deposit, (D) such deposit will not result in a breach or violation of, or constitute a default under, the Senior Notes Indenture or any other agreement or instrument to which the Applicant is a party or by which it is bound and (E) the Applicant has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the Senior Notes Indenture have been complied with.

           With respect to the foregoing clause (i), the Applicant's obligations under Section 6.06 of the Senior Notes Indenture shall survive. With respect to the foregoing clause (ii), the Applicant's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.09, 2.14, 3.01, 3.02, 6.06, 6.07, 7.04, 7.05 and 7.06 of the
Senior Notes Indenture shall survive until the Securities are no longer outstanding. Thereafter, only the Applicant's obligations in Sections 6.06, 7.05 and 7.06 of the Senior Notes Indenture shall survive. After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Applicant's obligations under the Securities and the Senior Notes Indenture except for those surviving obligations specified above.

           The Applicant will be deemed to have paid and will be discharged from any and all obligations in respect of the Securities on the 123rd day after the date of the deposit referred to in clause (A) of Section 7.02, and the provisions of the Senior Notes Indenture will no longer be in effect with respect to the Securities, and the Trustee, at the expense of the Applicant, shall execute proper instruments acknowledging the same, except as to (i) rights of resignation of transfer and exchange, (ii) substitution of, apparently mutilated, defaced, destroyed, lost or stolen Securities, (iii) rights of Holders to receive payments of principal thereof and interest thereon, (iv) the Applicant's obligations under Section 3.02 of the Senior Notes Indenture, (v) the rights, obligations and immunities of the Trustee hereunder and (vi) the rights of the Holders as beneficiaries of the Senior Notes Indenture with respect to the property so deposited with the Trustee payable to all or any of them; provided that the following conditions shall have been satisfied:

                     (A) with reference to Section 7.02 of the Senior Notes Indenture, the Applicant has irrevocably deposited or caused to be irrevocably deposited with the Trustee (or another trustee satisfying the requirements of Section 6.09 of the Senior Notes Indenture) and conveyed all right, title and interest for the benefit of the Holders, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee as trust funds in trust, specifically pledged to the Trustee for the benefit of the Holders as security for payment of the principal of, premium, if any, and interest, if any, on the Securities, and dedicated solely to, the benefit of the Holders, in and to (1) money in an amount, (2) U.S. Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in this clause (A), money in an amount or (3) a combination thereof in an amount sufficient to pay and discharge, after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, the principal of, premium, if any, and interest on the outstanding Securities at the Stated Maturity of such principal or interest; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Securities;

                     (B) such deposit will not result in a breach or violation of, or constitute a default under, the Senior Notes Indenture or any other agreement or instrument to which the Applicant is a party or by which it is bound;

                     (C) immediately after giving effect to such deposit on a pro forma basis, no Default or Event of Default shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after such date of deposit;

                     (D) the Applicant shall have delivered to the Trustee (1) either (x) a ruling directed to the Applicant received from the Internal Revenue Service to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Applicant's exercise of its option under Section 7.02 of the Senior Notes Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised or
           (y) an Opinion of Counsel to the same effect as the ruling described in clause (x) above, and (2) an Opinion of Counsel to the effect that
           (x) the creation of the defeasance trust does not violate the Investment Company Act of 1940 and (y) after the passage of 123 days following the deposit (except, with respect to any trust funds for the account of any Holder who may be deemed to be an "insider" for purposes of the United States Bankruptcy Code, after one year following the deposit), the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law in a case commenced by or against the Applicant under either such statute, and either (I) the trust funds will no longer remain the property of the Applicant (and therefore will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally) or (II) if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Applicant, (a) assuming such trust funds remained in the possession of the Trustee prior to such court ruling, to the extent not paid to the Holders, the Trustee will hold, for the benefit of the Holders, a valid and perfected security interest in such trust funds that is not avoidable in bankruptcy or otherwise except for the effect of Section 552(b) of the United States Bankruptcy Code on interest on the trust funds accruing after the commencement of a case under such statute and (b) the Holders will be entitled to receive adequate protection of their interests in such trust funds if such trust funds are used in such case or proceeding;

                     (E) if the Securities are then listed on a national securities exchange, the Applicant shall have delivered to the Trustee an Opinion of Counsel to the effect that the Securities will not be delisted as a result of such deposit, defeasance and discharge; and

                     (F) the Applicant has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by Section 7.02 of the Senior Notes Indenture have been complied with.


           Notwithstanding the foregoing, prior to the end of the 123-day period from the date of the deposit referred to in clause (A) above, none of the Applicant's obligations under thee Senior Notes Indenture shall be discharged. Subsequent to the end of such 123-day period with respect to
Section 7.02 of the Senior Notes Indenture, the Applicant's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.09, 2.14, 3.01, 3.02. 6.06, 6.07, 7.05 and
7.06 of the Senior Notes Indenture shall survive until the Securities are no longer outstanding. Thereafter, only the Applicant's obligations in Sections 6.06, 7.05 and 7.06 of the Senior Notes Indenture shall survive. If and when a ruling from the Internal Revenue Service or an Opinion of Counsel referred to in clause (D) above is able to be provided specifically without regard to, and not in reliance upon, the continuance of the Applicant's obligations under
Section 3.01 of the Senior Notes Indenture, then the Applicant's obligations under such Section 3.01 of the Senior Notes Indenture shall cease upon delivery to the Trustee of such ruling or Opinion of Counsel and compliance with the other conditions precedent provided for herein relating to the defeasance contemplated by Section 7.02 of the Senior Notes Indenture. After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Applicant's obligations under the Securities and the Senior Notes Indenture except for those surviving obligations in the immediately preceding paragraph.

           Applicant Evidence of Compliance to Trustee. The Applicant shall deliver to the Trustee, within 60 days after the end of each of the first three fiscal quarters of each year and 120 days after the end of the last fiscal quarter of each year, an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that occurred during such fiscal quarter. In the case of the Officers' Certificate delivered within 120 days of the end of the Applicant's fiscal year, such certificate shall contain a certification from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Applicant's compliance with all conditions and covenants under the Senior Notes Indenture. For purposes of Section 3.15 of the Senior Notes Indenture, such compliance shall be determined without regard to any period of grace or requirement of notice provided under the Senior Notes Indenture. If such officers know of such a Default or Event of Default, the certificate shall describe any such Default or Event of Default and its status. The first certificate to be delivered pursuant to Section 3.15(a) of the Senior Notes Indenture shall be for the first fiscal quarter ending after the Issue Date.

           The Applicant shall also deliver to the Trustee, within 120 days after the end of the Applicant's fiscal year, a certificate signed by the Applicant's independent certified public accountants stating (i) that their audit examination has included a review of the terms of the Senior Notes Indenture and the Securities as they relate to accounting matters, (ii) that they have read the Officers' Certificate delivered to the Trustee pursuant to paragraph (a) of Section 3.15 of the Senior Notes Indenture for the last quarter of the fiscal year and (iii) whether, in connection with their audit examination, anything came to their attention that caused them to believe that the Applicant was not in compliance with any of the terms, covenants, provisions or conditions of Article Three and Section 4.01 of the Senior Notes Indenture as they pertain to accounting matters and, if any Default or Event of Default has come to their attention, specifying the nature and period of existence thereof; provided that such independent certified public accountants shall not be liable in respect of such statement by reason of any failure to obtain knowledge of any such Default or Event of Default that would not be disclosed in the course of an audit examination conducted in accordance with generally accepted auditing standards in effect at the date of such examination.

      9.  Other Obligors.

           There are no obligors on the Securities on the date of the Indenture, other than the Applicant.

      Contents of application for qualification. This application for qualification comprises--

      (a) Pages numbered 1 to 11, consecutively (including an attached Exhibit Index).

      (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.*

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*To be filed by amendment

      (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.


Exhibit Number       Description
--------------       -----------

Exhibit T3A          Certificate of Incorporation of the Applicant.

Exhibit T3B          Bylaws of the Applicant.

Exhibit T3C          Form of Senior Notes Indenture to be qualified.

Exhibit T3D          Not applicable.

Exhibit T3E          Applicant's Disclosure Statement and accompanying Plan
                     of Reorganization under Chapter 11 of the Bankruptcy Code.
                     Incorporated by reference as Exhibits 99.1 and 99.2 to a Current Report on Form 8-K filed by Applicant on February
                     18, 2003.

Exhibit T3F          Cross Reference sheet showing the location in the
                     Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act
                     (included as part of Exhibit T3C).

Exhibit T3G-1        Organizational chart of Applicant and its affiliates

Exhibit T3G-2        Statement of eligibility and qualification of the Trustee
                     on Form T-1.*



                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Nutritional Sourcing Corporation, a corporation organized and existing under the laws of the State of Delaware has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized all in the city of Coral Gables and State of Florida on the 17th day of April, 2003





                               By   /s/ William T. Keon, III

                               Name:    William T. Keon, III
                               Title:   President and Chief Executive Officer





----------

*To be filed by amendment

                                  Exhibit Index
                                  -------------


Exhibit T3A          Certificate of Incorporation of the Applicant.

Exhibit T3B          Bylaws of the Applicant.

Exhibit T3C          Form of Senior Notes Indenture to be qualified.

Exhibit T3D          Not applicable.

Exhibit T3E          Applicant's Disclosure Statement and accompanying Plan
                     of Reorganization under Chapter 11 of the Bankruptcy Code.
                     Incorporated by reference as Exhibits 99.1 and 99.2 to a
                     Current Report on Form 8-K filed by Applicant on February
                     18, 2003.

Exhibit T3F          Cross Reference sheet showing the location in the
                     Indenture of the provisions inserted therein pursuant to
                     Sections 310 through 318(a), inclusive, of the Act
                     (included as part of Exhibit T3C).

Exhibit T3G-1        Organizational chart of Applicant and its affiliates

Exhibit T3G-2        Statement of eligibility and qualification of the Trustee
                     on Form T-1.*



----------

*To be filed by amendment